VIRALYTICS LTD
ONCOLYTIC VIRUSES


10016145

3 August 2010


SEC MAIL PROCESSING
RECEIVED
AUG 10 2010
WASH, D.C.
193
SECTION

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Elliot Staffin



SUPPL

Re: ~~Viralytics~~ Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9988 4000.

Bryan Dulhunty
Executive Chairman



Suite 1B, 55 Grandview Street
Pymble NSW 2073 Australia
P +61 2 9988 4000 F +61 2 9988 0999
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351


VIRALYTICS LTD
ONCOLYTIC VIRUSES


SEC MAIL PROCESSING
RECEIVED
AUG 1 0 2010
WASH, D.C.
193
SECTION

ASX Announcement
16 June 2010

EXERCISE OF LISTED OPTIONS

Viralytics Limited **(ASX: VLA, VLAO OTC: VRACY)** advises that it has issued 7,088,008 fully paid ordinary shares on the exercise of 7,088,008 of the Company's $0.03 listed options raising $212,640.

An Appendix 3B showing the issue of these shares is attached.

Enquiries

Sarah Prince
Company Secretary
Viralytics Ltd
T: 02 8280 7497

Further information regarding the Company is available on our website: www.viralytics.com

About Viralytics Ltd
Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.



Suite 1B, 55-63 Grandview Street
Pymble NSW 2073 Australia
P +61 2 9988 4000 F +61 2 9988 0999
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Viralytics Limited

ABN

ABN 12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,088,008
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.03 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued on exercise of Listed Options with exercise price of $0.03 expiring 29 June 2010.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 June 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
451,572,676	Ordinary shares fully paid
63,222,664	Listed Options (expiring 29 June 2010, exercise price $0.03)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,950,000	Unlisted Options
		20,000	Unlisted employee share scheme options
		1	Convertible Note (Original value US$1.5M, US$1.5M drawn down and US$1,304,161 converted. Balance of Convertible Note drawn down is US$195,839.)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 16 June 2010
(Company Secretary)

Print name: Sarah Prince

== == == == ==

+ See chapter 19 for defined terms.


VIRALYTICS LTD
ONCOLYTIC VIRUSES


SEC MAIL PROCESSING
RECEIVED
AUG 10 2010
WASH, D.C.
193
SECTION

ASX Announcement
21 June 2010

ISSUE OF THIRD CONVERTIBLE NOTE & PARTIAL CONVERSION OF SECOND CONVERTIBLE NOTE

Viralytics Limited **(ASX:VLA, OTC: VRACY)** advises that La Jolla Cove Investors, Inc (LJCI) have converted US$150,605 of the second convertible note into 5,351,682 fully paid ordinary shares. A total of US$1,500,000 has been drawn down under the second convertible note and a total of US$1,454,766 of the second convertible note has been converted into ordinary shares.

LJCI have also requested that the Company issue the third US$1.5M convertible note and the Company has drawn down US$250,000 under the third note. The amount outstanding under the second and third convertible note is US$295,234.

One US$1,500,000 convertible note remains available under the original facility approved by shareholders.

In addition, a number of unlisted options have recently expired.

An Appendix 3B in relation to the above is attached.

Enquiries

Sarah Prince
Company Secretary
Viralytics Ltd
T: 02 8280 7497

Further information regarding the Company is available on our website: www.viralytics.com

---

About Viralytics Ltd
Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Viralytics Limited

ABN

ABN 12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Fully paid ordinary shares 2. Convertible Note 3. Expiration of Unlisted Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 5,351,682 2. 1 Convertible Note (as 3 of possible 4 Convertible Notes under Convertible Note Facility) 3. 450,000

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Fully paid ordinary shares 2. Please see ASX Announcements dated 12 June 2009, 15 July 2009 and 21 January 2010, in summary: • the Convertible Note Facility with La Jolla Cove Investors, Inc. comprises up to four (4) US$1.5million Convertible Notes, each with a duration of 2 years from the first drawdown of the relevant convertible note; • funds will be drawdown by VLA at the discretion of La Jolla and the Company but it is expected to be at least US$250,000 per month; • the notes bear interest payable to the holder at an interest rate of 4.75% (calculated on the outstanding principal amount); • the Convertible Notes must be repaid upon maturity unless converted to ordinary shares within the terms of the Convertible Notes. The Convertible Notes can be converted at the election of the holder (or upon default triggers) at the lesser of AU$0.50 per share or an 18% discount to the value weighted average price calculated at conversion; • the level of funding potentially available is subject to ongoing compliance with applicable terms and conditions; and • Shareholder approval was received on 14 August 2009 to La Jolla to acquire a relevant interest in the Company's shares of greater than 20% through the conversion of the notes into shares. 3. (a) 150,000 unlisted options expiring 13 June 2010 with an exercise price of $0.25; (b) 150,000 unlisted options expiring 13 June 2010 with an exercise price of $0.25; and (c) 150,000 unlisted options expiring 13 June 2010 with an exercise price of $0.25.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	1. Yes 2. The Convertible Note is unsecured. It will rank ahead of ordinary shares for payment of distributions out of VLA's profits (if any). On a winding up of VLA, the Convertible Note will rank after the claims of creditors (other than creditors expressed to rank equally with or junior to the Convertible Note (if any)) but ahead of ordinary shareholders. 3. N/A
5	Issue price or consideration	1. $175,000 (in total) 2. US$1.5 million per Convertible Note 3. N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Issued on partial conversion of the Convertible Note between the Company and La Jolla Cove Investors, Inc as announced to the market on 12 June 2009. 2. The proceeds of the issue will be used to progress VLA's clinical trial and research program. 3. N/A
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 18 June 2010 2. 10 June 2010 3. N/A

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
456,924,358	Ordinary shares fully paid
63,222,664	Listed Options (expiring 29 June 2010, exercise price $0.03)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,500,000 20,000 2	Unlisted Options Unlisted employee share scheme options Convertible Notes (Original value US$1.5M per note. US$1.5M drawn down on the first and second note, US$250,000 drawn down on the third note. US$1,454,766 converted of the second note. Balance of the second and third Convertible Note drawn down is US$295,234.)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000

+ See chapter 19 for defined terms.

100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 June 2010
(Company Secretary)

Print name: Sarah Prince

== == == == ==

+ See chapter 19 for defined terms.

VIRALYTICS LTD
ONCOLYTIC VIRUSES


SEC MAIL PROCESSING
RECEIVED
AUG 10 2010
WASH. D.C.
193
SECTION

The Manager
Company Announcements Office
ASX Limited
20 Bridge Street
Sydney NSW 2000

21 June 2010

Dear Sir

NOTICE UNDER SECTION 708A OF THE CORPORATIONS ACT

On 18 June 2010, Viralytics Ltd (ASX:VLA) issued 5,351,682 fully paid ordinary shares upon partial conversion of a Convertible Note (***Shares***).

VLA hereby gives notice under section 708A(5)(e) of the Corporations Act (***Act***) that:

1. VLA issued the Shares without disclosure under Part 6D.2 of the Corporations Act;

2. As at 21 June 2010 VLA has complied with:
   a. the provisions of Chapter 2M of the Act as they apply to VLA; and
   b. section 674 of the Act; and

3. As at 21 June 2010 there is no excluded information to be provided in accordance with section 708A(7) and (8) of the Act.

Yours sincerely

Sarah Prince
Company Secretary
Viralytics Limited

Suite 1B, 55-63 Grandview Street
Pymble NSW 2073 Australia
P +61 2 9988 4000 F +61 2 9988 0999
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351


VIRALYTICS LTD
ONCOLYTIC VIRUSES

ASX and Media Release

US FDA pre-IND meeting update

25th[th] June 2010, Sydney: Viralytics Limited (ASX: VLA, VLAO OTC: VRACY)

Viralytics was very pleased with the outcome of discussions that took place at the pre-Investigational New Drug ("pre-IND") meeting with the US Food & Drug Administration ("FDA") in Washington earlier this week.

The meeting followed the Company's submission of a comprehensive pre-IND data package to the FDA, setting out the Company's proposed Phase 2 clinical trials development path, and seeking clinical and regulatory guidance from the FDA.

The Company's Managing Director, Mr Bryan Dulhunty said, "Our dialogue with the FDA has been most productive and the FDA has provided Viralytics with guidance and recommendations to assist the Company in its preparation for filing of an Investigational New Drug ("IND") application which will allow us to commence our proposed Phase 2 clinical trial."

Viralytics will now work towards finalising its protocol design for its proposed Phase 2 clinical trial and preparation for filing an IND application.

Enquiries
Viralytics Ltd
Bryan Dulhunty
Managing Director

T: 02 9988 4000
M: 0433 217 876
E: bryan.dulhunty@viralytics.com
Website: www.viralytics.com

About Viralytics Ltd
Viralytics is listed on the Australian Securities Exchange (ASX code: VLA). Viralytics' ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.



Level 2 Suite 1B,
55-63 Grandview Street
Pymble NSW 2073 Australia
P +61 2 9988 4000 F +61 2 9988 0999
E viralytics@viralytics.com W www.viralytics.com
ABN 12 010 657 351


VIRALYTICS LTD
ONCOLYTIC VIRUSES



ASX Announcement
2 July 2010

Exercise of Listed Options and Placement raises $2.9m

Viralytics Limited **(ASX:VLA, OTC: VRACY)**

The Company is pleased to announce that 87% of the Company's listed options were exercised raising a total of $2.4m. Following their expiry on 29 June, the 12,135,448 options ($364,063) that were not exercised have now lapsed.

As a result of this shortfall, the Company has now exercised the call/put option announced to the market on 25 March 2010 and will place 12,135,448 shares at 4 cents per share raising a further $0.5m.

With receipt of the placement funds, cash at bank will be $5.6m.

The Company's Managing Director, Mr Bryan Dulhunty, said "The Company will start the new financial year on a very firm financial footing. This funding and following the pre-IND meeting with the FDA held on the 22 June 2010 the Company is positioned to aggressively advance its clinical trial program."

"I would like to take this opportunity to thank the shareholders who have so strongly supported the Company in the options rights issue."

An Appendix 3B in relation to the above is attached.

Sarah Prince
Company Secretary
Viralytics Ltd
T: 02 8280 7497
Web: www.viralytics.com

About Viralytics Ltd

Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Viralytics Limited

ABN

ABN 12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Fully paid ordinary shares 2. Unlisted Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 51,087,216 2. 4,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Fully paid ordinary shares 2. Unlisted options with an exercise price of $0.065, expiring 30 June 2015. Vesting conditions relate to achievement of significant Company milestones.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	1. Yes 2. No. Once exercised each security will rank equally with the Company's ordinary fully paid shares.
5	Issue price or consideration	1. $1,532,616.48 in total 2. Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Issue of ordinary shares upon the conversion of options with an exercise price of $0.03 expiring on 29 June 2010. 2. Issued as an incentive and attaching to the achievement of significant Company milestones.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 30 June 2010 2. 30 June 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
508,011,574	Ordinary shares fully paid

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	16,500,000 20,000 2	Unlisted Options Unlisted employee share scheme options Convertible Notes (Original value US$1.5M per note. US$1.5M drawn down on the first and second note, US$250,000 drawn down on the third note. US$1,454,766 converted of the second note. Balance of the second and third Convertible Note drawn down is US$295,234.)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: original signed (Company Secretary) Date: 2 July 2010

Print name: Sarah Prince

== == == == ==

+ See chapter 19 for defined terms.


VIRALYTICS LTD
ONCOLYTIC VIRUSES


SEC MAIL PROCESSING
RECEIVED
AUG 10 2010
WASH, D.C.
193
SECTION

ASX Announcement
8 July 2010

Completion of Placement

Viralytics Limited **(ASX:VLA, OTC: VRACY)** advises that it has today issued 12,095,448 shares at $0.04 per share upon the exercise of the call/put option announced to the market on 25 March 2010.

In addition the Company has exercised its discretion and has issued a further 375,715 shares on the exercise of $0.03 options for late arriving cheques.

An Appendix 3B in relation to the above is attached.

Sarah Prince
Company Secretary
Viralytics Ltd
T: 02 8280 7497
Web: www.viralytics.com

About Viralytics Ltd
Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.



Suite 1B, 55-63 Grandview Street
Pymble NSW 2073 Australia
P +61 2 9988 4000 F +61 2 9988 0999
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Viralytics Limited

ABN

ABN 12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1) Fully paid ordinary shares 2) Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1) 12,095,448 2) 375,715
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1) Fully paid ordinary shares 2) Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1) $0.04 per share 2) $0.03 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1) The proceeds of the issue will be used to progress VLA's clinical trial and research program. 2) The proceeds of the issue will be used to progress VLA's clinical trial and research program.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 July 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
520,482,737	Ordinary shares fully paid

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	16,500,000 20,000 2	Unlisted Options Unlisted employee share scheme options Convertible Notes (Original value US$1.5M per note. US$1.5M drawn down on the first and second note, US$250,000 drawn down on the third note. US$1,454,766 converted of the second note. Balance of the second and third Convertible Note drawn down is US$295,234.)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A

+ See chapter 19 for defined terms.

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1. +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those +securities should not be granted +quotation.

   - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: S. Prince   Date: 8 July 2010

Print name: Sarah Prince

== == == == ==

+ See chapter 19 for defined terms.


VIRALYTICS LTD
ONCOLYTIC VIRUSES

The Manager
Company Announcements Office
ASX Limited
20 Bridge Street
Sydney NSW 2000

8 July 2010

Dear Sir

NOTICE UNDER SECTION 708A OF THE CORPORATIONS ACT

On 8 July 2010, Viralytics Ltd (ASX:VLA) issued 12,471,163 fully paid ordinary shares (***Shares***).

VLA hereby gives notice under section 708A(5)(e) of the Corporations Act (***Act***) that:

1. VLA issued the Shares without disclosure under Part 6D.2 of the Corporations Act;

2. As at 8 July 2010 VLA has complied with:
   a. the provisions of Chapter 2M of the Act as they apply to VLA; and
   b. section 674 of the Act; and

3. As at 8 July 2010 there is no excluded information to be provided in accordance with section 708A(7) and (8) of the Act.

Yours sincerely

Sarah Prince
Company Secretary
Viralytics Limited

Suite 1B, 55-63 Grandview Street
Pymble NSW 2073 Australia
P +61 2 9988 4000 F +61 2 9988 0999
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351


VIRALYTICS LTD
ONCOLYTIC VIRUSES


SEC MAIL PROCESSING
RECEIVED
AUG 10 2010
WASH, D.C.
193
SECTION

ASX Announcement
29 July 2010

June quarter cash flow – Appendix 4C

Viralytics Limited **(ASX:VLA, OTC: VRACY)**

As previously announced to the market Viralytics ended the financial year with cash at bank of $5,125,000. Subsequent to year end additional funds were received from:
- placement at 4 cents per share raising $485,000;
- convertible note drawdown of $284,000.

This brought funds on hand to $5,894,000.

In addition the Company has a remaining convertible note facility of $US 2,500,000.

An Appendix 4C in relation to the above is attached.

Enquiries
Bryan Dulhunty
Managing Director
Viralytics Ltd
T: 02 9988 4000
Web: www.viralytics.com

About Viralytics Ltd
Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

Suite 1B, 55-63 Grandview Street
Pymble NSW 2073 Australia
P +61 2 9988 4000 F +61 2 9988 0999
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Viralytics Limited

ABN	Quarter ended ("current quarter")
12 010 657 351	30 June 2010

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers		-	-
1.2	Payments for	(a) staff costs	(195)	(769)
		(b) consultants	(4)	(19)
		(c) research and development	(488)	(1,758)
		(d) leased assets	-	-
		(e) other working capital	(193)	(894)
		(f) intellectual property/patent costs	(39)	(163)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		22	35
1.5	Interest and other costs of finance paid		(4)	(22)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material) R&D Tax Refund		-	-
	Net operating cash flows		**(901)**	**(3,590)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	**(901)**	**(3,590)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	(4)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a)businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e)other non-current assets	-	506
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	16	4
	Net investing cash flows	**16**	**506**
1.14	**Total operating and investing cash flows**	**(885)**	**(3,084)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	2,364	3,922
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other – Convertible Note Drawdown –	568	3,365
	Other – Cost of Fund Raising (share issue and Convertible notes)	(179)	(389)
	Net financing cash flows	**2,753**	**6,898**
	Net increase (decrease) in cash held	**1,868**	**3,814**
1.21	Cash at beginning of quarter/year to date	3,257	1,311
1.22	Exchange rate adjustments	-	-
1.23	**Cash at end of quarter**	**5,125**	**5,125**

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	116
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities - Convertible Note (1)	$US6m ($A7)	$US3.25m ($A3.8)
3.2	Credit standby arrangements	-	-

(1) In June 2009 the Company entered into a convertible note facility with La Jolla Cove Investors Inc. (LJCI) which provided for a maximum investment of USD$6.0 million over 2 years, estimating a monthly drawdown rate of USD$250,000 (4 $US1.5m notes).

At the date of this report the first and second notes had been drawn down. The third note had been entered into and $US205k had been drawn down . This leaves a remaining facility of $US2.75m

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	3,125	3,257
4.2	Deposits at call	2,000	-
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	5,125	3,257

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Original Signed...Date 29 July 2010

(Director)

Print name: Bryan Dulhunty...


VIRALYTICS LTD
ONCOLYTIC VIRUSES

The Manager
Company Announcements Office
ASX Limited
20 Bridge Street
Sydney NSW 2000

29 July 2010

Dear Sir

NOTICE UNDER SECTION 708A OF THE CORPORATIONS ACT

On 28 July 2010, Viralytics Ltd (ASX:VLA) issued 3,624,084 fully paid ordinary shares (***Shares***).

VLA hereby gives notice under section 708A(5)(e) of the Corporations Act (***Act***) that:

1. VLA issued the Shares without disclosure under Part 6D.2 of the Corporations Act;

2. As at 29 July 2010 VLA has complied with:
   a. the provisions of Chapter 2M of the Act as they apply to VLA; and
   b. section 674 of the Act; and

3. As at 29 July 2010 there is no excluded information to be provided in accordance with section 708A(7) and (8) of the Act.

Yours sincerely

Sarah Prince
Company Secretary
Viralytics Limited

Suite 1B, 55-63 Grandview Street
Pymble NSW 2073 Australia
P +61 2 9988 4000 F +61 2 9988 0999
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351